SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of: February 2020
Commission File Number: 001-38705

ALITHYA GROUP INC.
(Translation of Registrant’s name into English)

700 De La Gauchetière Street West, Suite 2400
Montréal, Québec, Canada H3B 5M2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    ☒                Form 40-F    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. No. 333-228487.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name: Nathalie Forcier Title: Chief Legal Officer Date: February 13, 2020

EXHIBIT INDEX

99.1	Interim Condensed Consolidated Financial Statements of Alithya Group inc. for the nine months ended December 31, 2019
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended December 31, 2019
99.3	Chief Executive Officer Certification of Interim Filings
99.4	Chief Financial Officer Certification of Interim Filings